Exhibit 99.1

Grant Park FUTURES FUND

GRANT PARK WEEKLY PERFORMANCE STATISTICS * 02/24/06			
	Weekly ROR	**MTD ROR**	**YTD ROR**
Class A Units	1.14%	-1.95%	1.47%
Class B Units	1.12%	-2.01%	1.33%

* Subject to independent verification

WEEKLY COMMENTARY FOR THE WEEK ENDED FEBRUARY 24, 2006

The Grant Park Futures Fund recorded gains during the past week. Profits came from positions in the stock indices, interest rates and metals. Losses were the result of positions in the currency sector.

Long positions in the stock indices gained ground as global share markets settled at higher levels. The Tokyo Nikkei gained 2.47% led by exporters Honda Motor Co. and Samsung Electronics. Analysts suggested that investors were encouraged by Wednesday's release of January's U.S. Core Consumer Prices which showed a 0.2% increase from the previous month, in line with economists' forecasts. Commentators indicated that the data suggested that U.S. interest rates should peak around the middle of 2006. Optimism regarding Japan's economic recovery was also a reason for the rise in prices, analysts said. Gains also came from long positions in Hong Kong's Hang Seng index, which added 2.46% for the week. Long positions in the European indices gained ground as utility and banking stocks pushed higher for the week. The IBEX in Spain gained 2.57% while the German DAX settled 1.3% better and the Paris CAC added 1.48 for the week.

Prices for base and precious metals were higher for the week, benefiting long positions in the sector. The May silver contract rallied 32.5 cents to settle at $9.825 per ounce and April's gold contract closed at $561.20, $6.60 higher on the week. Commentators suggested that higher prices in the precious metals were the result of investors seeking a safe haven in the wake of attempted terrorist attacks on petroleum operations in Saudi Arabia. Base metal prices were also higher as analysts said that buying on behalf of commodity funds pushed prices for aluminum and copper higher in New York and London.

Positions in the interest rate sector posted gains for the week. Profits came mainly from short positions in the Eurodollar contract on the Chicago Mercantile Exchange as prices for the short-term interest rate instrument decreased after it was reported that jobless claims fell 20,000 for the week. Economists had expected a small increase in the weekly report. The December Eurodollar contract was 7 basis points lower by Friday's close. Short positions in the Five-year and Ten-year notes on the Chicago Board of Trade also posted profits as prices there were lower for the week.

Lastly, positions in the currency sector reported losses for the session. Short positions in the Japanese yen were responsible for the bulk of losses as that currency appreciated against a majority of its trading partners. The

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com

rally was mainly due to comments from the Bank of Japan's Governor, Toshihiko Fukui, which indicated that he believed that a seven-year period of deflation in Japan was about to end and that the central bank would 'gradually' increase interest rates, which have hovered near zero percent since 2001. Short positions in the yen versus the U.S. dollar and Euro sustained losses on this comment.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com